NEWS REALEASE TSX: KL

KIRKLAND LAKE GOLD PROVIDES 2017 GUIDANCE AND EMERGES AS A
NEW HIGH QUALITY MID-TIER GOLD PRODUCER

Toronto, Ontario– December 12, 2016 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) is pleased to report that the Company has emerged as a new high quality mid-tier gold producer following the completion of the business combination with Newmarket Gold Inc. Consolidated guidance for 2017 includes:

•	Gold production between 500,000 and 525,000 ounces
•	Total Operating Costs[1] per ounce sold between US$625 and US$675
•	Total Operating Costs between US$310 million to US$320 million
•	All-In Sustaining Costs[1] (“AISC”) per ounce sold between US$950 and US$1,000
•	Growth exploration expenditure between US$45 and US$55 million
•	Transitioning of the Stawell and Holloway Gold Mines to care and maintenance

KL Gold is focused on growing shareholder value by maintaining a strong foundation of quality gold production, generating free cash flow and reinvesting in tier 1 district scale assets located in Canada and Australia. Extensive exploration potential, improved visibility to increase mine life, and excess milling capacity at each operation, positions KL Gold to organically grow production to increase value for its shareholders. The combination of the high-grade Macassa Mine Complex and the low-cost Fosterville Gold Mine, will form the production backbone of the Company. KL Gold has a strong balance sheet, providing financial flexibility to enhance its strategy and aggressively explore district scale opportunities, following the exciting high-grade discoveries made during 2016.

Tony Makuch, President and CEO of KL Gold stated: "Following the successful merger with Newmarket Gold, I am very pleased to provide guidance of 500,000 – 525,000 ounces of quality gold production from our high-grade gold mines located in tier 1 mining jurisdictions of Canada and Australia. Today, our market capitalization stands at a significant discount to our peers with a similar cost and production profile, representing a clear value opportunity. I firmly believe the quality of our assets, district scale exploration potential combined with a strong balance sheet will build investor confidence and drive value for our shareholders. With a strong operations team in Australia, I am confident in our ability to seamlessly integrate high quality gold production from our Australian operations and leverage intellectual capital to assist all operations to become more efficient with potential opportunities to reduce costs. Our renewed focus is to execute and organically grow production while generating free cash flow.

“As a multi-mine company, we have the ability to analyze our business and focus on the highest quality ounces. In doing this, we are applying our business acumen to create the best investment vehicle for our shareholders.”

Care and Maintenance

Effective December 13, 2016 (AEST), KL Gold will commence transitioning the Stawell Gold Mine, located in Victoria, Australia to care and maintenance. The mine will be maintained in a state of operational readiness to possibly recommence operations with activities focused on exploration programs on the East Flank of the Magdala Basalt which hosts the Aurora B discovery. Aurora B results to date confirms the extension of mineralization along the Magdala East Basalt Flank, particularly within the Hampshire Lode, which remains open to the north and the south and at depth. More than 2.3 million ounces of historical production at Stawell has come from the West Flank of the Magdala Mineralization System with no recorded production from the East Basalt Flank.

NEWS REALEASE TSX: KL

The Company has also decided to transition the Holloway Mine, part of the Holt Mine Complex in Northeastern Ontario, Canada to care and maintenance due to limited economic viability. The majority of the workforce will be reassigned to the nearby Kirkland Lake operations, effectively replacing external contractors. The Company will continue to conduct aggressive surface exploration drill programs in 2017, which will progressively step further west of the Holloway shaft, an area which has historically remained under explored. Drilling will focus on testing the mafic volcanic / ultramafic volcanic contact to the north, and will also target the westerly strike extension of the Lightning and Middle zones (which were previously mined at Holloway). Further west of the Holloway deposit, drilling is underway at Lightval, and is planned for the Harker West target, as the Company continues to explore for another Lightning Zone style mineralization in the area. KL Gold will maintain the site in a production ready state with the intent of restarting the operation in the future with meaningful and enhanced economics.

Kirkland Lake Gold consolidated 2017 outlook is as follows:

Gold Production (ounces)	500,000 – 525,000
Total Operating Cost per ounce of gold sold	US$625 – US$675
AISC per ounce of gold sold	US$950 – US$1,000
Growth exploration expenditure	US$45 – US$55 million

Footnotes:

1.

Operating cost and all-in sustaining costs per ounce sold are Non-GAAP measures. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. A reconciliation of operating cost per ounce sold and AISC per ounce sold to total operating costs for the most recent reporting period, the three and nine months ended September 30, 2016 and 2015, is set out on the Company’s third quarter and nine month 2016 MD&A filed on SEDAR at www.sedar.com and at www.klgold.com.

Operating Costs per Ounce

Operating costs are disclosed in the notes to the Company’s consolidated financial statements and include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Operating cost per ounce is based on ounces sold and is calculated by dividing operating costs by gold ounces sold; US$ operating costs per ounce sold are derived from the operating cost per ounce sold translated using the average exchange rate for the period.

All-In Sustaining Costs per Ounce

While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, sustaining exploration expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by gold ounces sold; US$ AISC per ounce sold is derived from the AISC per ounce sold translated using the average exchange rate for the period.

2.	US dollar equivalents are based on a USD to CAD exchange rate of 1.28 and a USD to AUD exchange rate of 1.28.

NEWS REALEASE TSX: KL

Qualified Person

Simon Hitchman, FAusIMM (CP), MAIG, is a “qualified person” as such term is defined in National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information and data included in this news release. Pierre Rocque, P.Eng., Vice President, Mine Engineering is a “qualified person” as such term is defined in NI 43-101 and has reviewed and approved the technical information and data in this news release. As the Vice President, Mine Engineering, Mr. Rocque is not considered independent.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a new mid-tier gold producer targeting +500,000 ounces in tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from three high-grade, low-cost operations including the Macassa Mine Complex and the Taylor Mine located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. Kirkland’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial position with extensive management and operational expertise.

For further information, please contact:

Tony Makuch, President & Chief Executive Officer, P.Eng
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Website: www.klgold.com

Ryan King, VP, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@newmarketgoldinc.ca

Forward-Looking Information

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking statements relate to future events or future performance and reflect current expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials (v) mine expansion potential and expected mine life; and (iii) future exploration plans. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets", or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release speak only as of the date of this press release or as of the date or dates specified in the press release.

Specifically, this news release contains forward-looking statements regarding, among other things, forecast gold production of between 500,000 and 525,000 ounces in 2017; estimated 2017 total operating costs between $625 and $675 per ounce; estimated 2017 total operating costs between $310 million and $320 million; estimated 2017 all-in sustaining costs of between $950 and $1,000 per ounce sold; growth exploration expenditures between $45 million to $55 million; the Company's plans with respect to the transitioning of the Stawell Gold Mine to care and maintenance and the potential to recommence exploration programs at the Stawell Gold Mine; and the transitioning of the Holt mine to care and maintenance and the anticipated timing and results associated with the 2017 surface exploration program at Holt.

NEWS REALEASE TSX: KL

Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond KL Gold's ability to predict or control and may cause KL Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, risks relating to variations in recovered grades and mining dilution, variations in rates of recovery, changes or delays in mining development and exploration plans, the success of mining, development and exploration plans, changes in project parameters, risks related to the receipt of regulatory approvals, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled "Description of Business - Risk Factors" in the Newmarket Gold’s 2015 AIF and the Kirkland Lake Gold Inc. 2015 AIF and in the continuous disclosure documents filed by Newmarket Gold and Kirkland Lake Gold Inc. on and available on SEDAR at www.sedar.com. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; operating and capital costs; the Company's ability to attract and retain skilled staff; the mine development schedule and related costs; the mine production schedule; the success and timing of the Company's mining and development plans, dilution control, sensitivity to metal prices and other sensitivities; the supply and demand for, and the level and volatility of the price of, gold; timing of the receipt of regulatory and governmental approvals for development projects and other operations; the timing and results of consultations with the Company's Aboriginal partners, the supply and availability of consumables and services; the exchange rates of the Canadian dollar to the U.S. dollar; energy and fuel costs; required capital investments; estimates of net present value and internal rate of returns, the accuracy of reserve and resource estimates, production estimates and capital and operating cost estimates and the assumptions on which such estimates are based; market competition; ongoing relations with employees and impacted communities and general business and economic conditions. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof, or such other date or dates specified in such statements. KL Gold undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.